UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

––––––––––––––––––

FORM 8-K

Current Report
Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (date of earliest event reported): May 8, 2008

PARKWAY PROPERTIES, INC.
(Exact Name of Registrant as Specified in its Charter)

Maryland	1-11533	74-2123597
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification No.)

One Jackson Place, Suite 1000, 188 East Capitol Street, Jackson, MS 39225-4647
(Address of Principal Executive Offices, including zip code)

(601) 948-4091
(Registrant's telephone number, including area code)

Not Applicable
(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 5.02.   Departure of Directors or Principal Officers; Election of Directors; Appointment of Principal Officers; Compensatory Arrangements of Certain Officers

On May 8, 2008, the Company's Board of Directors, upon the recommendation of the Compensation Committee, approved a new form of the Company's change in control agreement for the Company's officers, which is filed as Exhibit 10.1 to this Form 8-K.

The terms of the change in control agreements are materially consistent with the terms of the previous change in control agreements except as pertains to the following changes:

1.   Modified the definition of Change in Control to include a sale or other transfer of at least 50 percent of the Company's gross real estate assets (as measured under GAAP) to a single buyer within a 12 month period, provided the proceeds are not reinvested in similar real estate assets or investments.

2.   Modified the definition of Good Reason to include a material reduction in the executive's annual bonus opportunity, in the target level for the executive's annual bonus, or in the level of the executive's long-term equity incentive, as compared to the level in effect before the change in control or a material diminution in the budget over which the executive has authority.

3.   Further modified the definition of Good Reason to comply with the recently issued final regulations under Section 409A of the U.S. Internal Revenue Code of 1986, as amended ("Section 409A").

4.   Included a provision for the vesting and payment, on a Change in Control, of the executive's Board-approved target bonus for the year of the Change in Control, multiplied by the portion of the year elapsed before the Change in Control.

5.   Modified the definition of Annual Compensation, which is the basis for an executive's severance pay multiple, to include the executive's base salary in effect on the termination date plus the executive's average bonus for the past three years. Clarified the calculation of average bonus for years in which the executive was not employed for a full year or did not participate in the bonus plan.

6.   Updated the timing of payment of severance pay to conform to Section 409A.

7.   Revised the severance pay multiples from 2.5 and 1.667 in prior agreements to 2.99, 2.5 and 2.0 in the new agreements.

The above summary of the changes to the forms of the Company's change in control agreements does not purport to be complete and is subject to and qualified in its entirety by reference to the text of the change in control agreements, filed as Exhibit 10.1 to this Report on Form 8-K and incorporated by reference herein.

Item 9.01 Financial Statements and Exhibits.

    (d)   Exhibits

    The following is filed as an exhibit to this Current Report on Form 8-K:

10.1   Form of Change in Control Agreement with each of the Company's Executive Officers (the Change in Control Agreements are identical in substance for each of the Executive Officers, except that the Change in Control Agreements for Steven G. Rogers, J. Mitchell Collins, William R. Flatt, James M. Ingram provide for a multiple of "2.99" in calculating the severance payment under each officer's Agreement and the Change in Control Agreement for Mandy M. Pope provides for a multiple of "2.5").

SIGNATURES

    Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: May 14, 2008

PARKWAY PROPERTIES, INC.

    By: /s/ J. Mitchell Collins
         J. Mitchell Collins
         Executive Vice President, Chief
         Financial Officer and Secretary